Emeco Holdings Limited

8 December 2006

Exemption File No. 82-35011

06019207

SEC MAIL RECEIVED PROCESSING
DEC 1 1 2006
WASH, D.C. 213 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited, Market release: Emeco Group to acquire Euro Machinery businesses, released to the Australian Stock Exchange Limited on 8 December 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
DEC 2 0 2006
THOMSON
FINANCIAL

M. Kirkpatrick

dlw 12/14

Mike Kirkpatrick
Company Secretary

Enclosures (2)

Emeco Holdings Limited

Market release
8 December 2006

Emeco Group to acquire Euro Machinery businesses

Emeco International Europe BV, a wholly owned subsidiary of Emeco Holdings Ltd, has concluded an agreement to purchase all of the issued shares of Euro Machinery BV (**Euro Machinery**) and Euro Rental BV (**Euro Rental**).

Euro Machinery and Euro Rental are being acquired from Euro Machinery Beheer BV, a company which is ultimately owned and controlled by Mr Harry Haverkotte and members of his family.

Euro Machinery and Euro Rental are respectively in the business of trading and renting earth moving equipment. Negotiations have also been concluded for the transfer of the Euro Machinery businesses to a new state of the art machinery workshop, sales yard and office facilities in Hardenberg. The Hardenberg site is strategically located 1½ hours by road from Amsterdam and Rotterdam, provides ready access to key port facilities in the Netherlands, Belgium and Germany and being on the Dutch-German border it is considered as being on the 'front door to Europe'. Construction of the 40,000m2 site is planned for completion in March 2007.

The acquisition of the shares of the two companies will comprise a total purchase consideration of €6,437,000, of which €2,000,000 will be paid by way of the transfer to Euro Machinery Beheer BV of shares in Emeco Holdings Ltd, which will be acquired on market immediately prior to completion. The acquisition of the businesses will be earnings accretive immediately. Earn out arrangements have been agreed which will ensure the Vendors and Emeco continue to align their interests in improving the quantity and quality of earnings of the Euro Machinery businesses over the next 3 financial years.

Under the terms of the sale agreement Mr Haverkotte and his son, Roy Haverkotte, will join Emeco's European management team and will be involved in the group's trading and rental activities.

The purchase of the two companies is expected to complete with effect from 1 January 2007. The company currently employs 22 staff.

Emeco Chief Executive Officer, Laurie Freedman said, "This acquisition is strategically very important to Emeco. It gives us immediate access to an established and successful European based procurement and trading platform with trading networks into Eastern Europe, the Middle East and Africa".

"The Euro Machinery and Euro Rental businesses have a demonstrated history of success and we are fortunate that Harry and Roy Haverkotte have agreed to continue their commitment to these businesses and become part of Emeco's global team", he said.

Emeco's global presence

Mr Freedman added that "With the acquisition of the Euro Machinery businesses, we will fulfill our strategic vision of establishing a truly global presence to support our procurement and distribution capabilities. In fulfilling this goal, Emeco has also gained first mover advantage as the only significant heavy equipment rental and sales company with the capacity to meet the global needs of its customers, particularly those customer who themselves operate on a global basis."

Emeco's acquisition track record

The acquisition of the Euro Machinery businesses will be the third acquisition by Emeco since its IPO. In July 2006, Emeco completed the acquisition of the Bevans business based in Orange NSW. In the same month, it acquired a large package of assets from Prima International Trading (**Prima**) deployed under rental contracts in Kentucky and West Virginia in the USA and was assigned a number of Prima's rental contracts.

Both the Bevans and Prima businesses have been successfully integrated into the Emeco group and both have fulfilled the strategic objectives which formed the basis of Emeco's decision to acquire them.

Mr Freedman also commented, "With the acquisition of Bevans, the Prima assets and the Euro Machinery businesses we continue to demonstrate our capacity to successfully execute our growth strategy by acquiring businesses in markets where growth prospects are evident and where Emeco does not have a strong presence. It is also satisfying that in all of our acquisitions to date, the existing management teams have embraced the Emeco culture and have been prepared to commit to Emeco and pass on their knowledge and skills".

For further information please contact:

Mr Laurie Freedman	or	Mr Robin Adair
Chief Executive Officer		Chief Financial Officer
+61 8 9420 0222		+61 8 9420 0222

Emeco Holdings Limited

7 December 2006

Exemption File No. 82-35011

SEC MAIL PROCESSING RECEIVED DEC 1 1 2006 WASH. D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Capital Group Companies, Inc. – Notice of Change in Interests of Substantial Shareholder under Section 671B, released to the Australian Stock Exchange Limited on 7 December 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M.Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Capital Group℠
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

6 December 2006

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 05 December 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 05 December 2006

The previous notice was given to the company on: 26 September 2006

The previous notice was dated: 25 September 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	31,952,200 shares	5.0618%	38,277,544 shares	6.0639%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26 September 2006 To 05 December 2006	The Capital Group Companies, Inc.	Acquisition of shares	Average price of 1.8523 AUD	6,325,344 Ordinary Shares	6,325,344

See Annexure A dated 25 September 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 05 December 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Counsel

sign here

date 06 December 2006

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 5 December 2006.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Counsel

Australia Annexure
Emeco Holdings Ltd

5 December 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	6,298,068	
	44003300	485,200	
	44278200	1,052,000	
	44353600	558,000	
	44359800	175,600	
	44800300	100,200	
		8,669,068	
Capital International Limited	43410500	155,300	
	43412500	42,000	
	43415000	77,300	
	43415700	507,294	
	43415900	120,278	
	43418300	59,100	
	43418800	195,299	
	43425200	1,256,870	
	43425300	263,940	
	43425400	198,074	
	43425800	1,077,354	
	43426200	1,664,777	
	43426300	1,672,572	
	43426400	1,272,887	
	43426800	542,000	
	43426900	944,484	
	43436100	60,354	
	43455200	38,500	
	43457100	153,690	
	43484100	120,900	
	43487700	63,038	
	43487800	56,604	
	43494200	63,382	
	43570400	105,300	
		10,711,297	
Capital International S.A.	45415100	199,595	
	45415200	20,700	
	45415800	34,900	
	45420100	125,000	
	45426000	1,125,952	
	45508100	64,632	
		1,570,779	
Capital International, Inc.	46343400	71,600	
	46364700	25,400	
	46422100	409,400	
		506,400	
Capital Research and Management Company	11000035	14,010,000	
	11000075	2,810,000	
		16,820,000	

Australia Annexure
Emeco Holdings Ltd

5 December 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		**38,277,544**	**6.06%**

Emeco Holdings Ltd
05 December 2006

Nominee Name

ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC		
43436100		60,354
45415800		34,900
	Total Shares:	95,254
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000		
45420100		125,000
	Total Shares:	125,000
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square Sydney NSW 2000, Australia		
43415000		77,300
43415700		507,294
43418300		59,100
	Total Shares:	643,694
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
43484100		120,900
44000600		6,298,068
44003300		485,200
46422100		409,400
	Total Shares:	7,313,568
Chase Manhattan Nominee Ltd. Australia		
43425400		198,074
	Total Shares:	198,074
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		1,672,572
43570400		105,300
	Total Shares:	1,777,872
HKBA Nominees Ltd. GPO Box 181		

Emeco Holdings Ltd
05 December 2006

Nominee Name		
Sydney 2001		
Australia		
43410500		155,300
	Total Shares:	155,300
National Australian Bank LTD.		
271 Collins St.		
5th Floor South		
Melbourne, Victoria 3000		
43418800		195,299
43425200		1,256,870
43426800		542,000
43455200		38,500
46343400		71,600
	Total Shares:	2,104,269
Northern Trust		
c/o NorTrust Nominees Limited		
155 Bishopsgate		
London EC2M 3XS		
43426900		944,484
	Total Shares:	944,484
Westpac Banking Corp		
43412500		42,000
43425300		263,940
43426200		1,664,777
45415100		199,595
45508100		64,632
46364700		25,400
	Total Shares:	2,260,344
Westpac Custodian Nominees		
50 Pitt Street, 8th Floor		
Sydney, NSW 2000		
Australia		
11000035		14,010,000
11000075		2,810,000
43415900		120,278
43425800		1,077,354
43426400		1,272,887
43457100		153,690
43487700		63,038
43487800		56,604
43494200		63,382
44278200		1,052,000
44353600		558,000
44359800		175,600
44800300		100,200

Nominee Name		
45415200		20,700
45426000		1,125,952
	Total Shares:	22,659,685